FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                           For the month of July 1999
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F    X               Form 40 - F
                               --------                      --------

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                        Yes                           No    X
                           --------                     --------

This Form 6-K consists of:

A press release issued by Vasogen Inc. on July 28, 1999, titled:
"Vasogen Begins Trading on The Toronto Stock Exchange"

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         VASOGEN INC.


                                          By Christopher Waddick
                                             -----------------------
                                         (Name: Christopher Waddick)
                                         (Title: Vice-President, Finance & CFO)

Date:  July 29, 1999

Vasogen Inc.
                                                   INVESTOR CONTACT
2155 Dunwin Drive, Suite 10
Mississauga, ON, Canada  L5L 4M1                   Trevor Burns
tel  (905) 569-2265   fax  (905) 569-9231          Investor Relations
http:// www.vasogen.com                            tel:  (905) 569-9065
                                                   e-mail:  investor@vasogen.com

--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE




              VASOGEN BEGINS TRADING ON THE TORONTO STOCK EXCHANGE


Toronto, Ontario (July 28, 1999) -- Vasogen Inc. (TSE/ME:VAS; NASD OTCBB:VSOGF) is pleased to announce that, effective July 22, 1999, its common shares began trading on The Toronto Stock Exchange under the symbol "VAS". In order to consolidate trading on a single Canadian exchange, the Company will cease trading on The Montreal Exchange effective July 30, 1999.


  Vasogen is developing proprietary immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.